SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2011
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A
Publicly held Company
CNPJ/MF nr. 02.558.115/0001-21
NIRE 33 300 276 963

MATERIAL FACT

The management of TIM Participações S.A. (“TIM PART” or “Company”) wishes to announce, according to the provisions of CVM Ruling nr. 358/02, to all its shareholders, the market in general, as well as all other interested persons, the following:

In accordance with its commercial strategy of expansion of activities and strengthening of the Company’s infrastructure, its wholly-owned subsidiary TIM Celular S.A., as buyer, executed on this date with Companhia Brasiliana de Energia (“Brasiliana”), as seller, and also with AES Elpa S.A. (“AES Elpa”), as intervening-party, an agreement having as purpose the purchase and sale of all of the quotas of Eletropaulo Telecomunicações Ltda. (“AES EP Telecom”) and the shares issued by AES Communications Rio de Janeiro S.A. (“AES Com Rio”), currently controlled, respectively, by Brasiliana and by AES Elpa (“Brasiliana-TIM Agreement”).

AES EP Telecom and AES Com Rio are providers of infrastructure and solutions to high performance communications, which serve the main municipalities of the metropolitan areas of the States of Rio de Janeiro and São Paulo, encompassing a potential market of approximately 7.5 million homes and more than 500 thousand companies in 21 cities, through an optical fiber network of 5.5 thousand kilometers.

The enterprise values of the companies, as agreed by the parties, are R$1.128 million for all the of quotas of AES EP Telecom and R$473 million for all the shares of AES Com Rio, to be adjusted by the net debt of both companies on the closing date, date on which the actual acquisition price for the above-mentioned shares and quotas shall be fixed. We expect that this transaction will bring Opex/Capex savings in the amount of R$1 billion for the next 3 years period. The accomplishment of the purchase and sale agreed herein is still subject to corporate and regulatory approvals, and is expected to be concluded in the fourth quarter of this year. Moreover, the transaction shall be timely submitted to the Brazilian antitrust authorities.

The purchase and sale object of Brasiliana-TIM Agreement shall be preceded by a reduction of AES Elpa’s capital stock, with the delivery, to all its shareholders, of 1 (one) share of AES Com Rio to each 1 (one) share issued by AES Elpa, and, therefore, all shareholders of AES Elpa shall become direct shareholders of AES Com Rio. In addition, Brasiliana-TIM Agreement sets forth TIM Celular S.A.’s obligation to, once the transaction is completed, conduct a tender offer for the purchase of AES Com Rio’s shares to be then held by the minority shareholders as a result of the above-mentioned capital reduction, for the same price and under the same conditions agreed with Brasiliana. The proceedings to be adopted by the minority shareholders interested in selling AES Com Rio’s shares shall be duly informed by TIM Celular S.A. after the closing of the purchase and sale transaction object of Brasiliana-TIM Agreement.

Corporate structure

The teleconference in English shall occur today at 12PM (Brasilia time) and the connection shall be made through the numbers: From Brazil +55 11 4688-6361 / From US +1 888 700-0802 / From other countries +1 786 924-6977

For more details, Access the website of Investors’ Relations of TIM Participações: www.tim.com.br/ir

Rio de Janeiro, July 8, 2011

Claudio Zezza
Chief Financial Officer and Officer of Investors’ Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date:July 08, 2011	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.